Exhibit 1.02
     Conflict Minerals Report of Overland Storage, Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
This is the Conflict Minerals Report of Overland Storage, Inc. (the “Company”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (collectively the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain conflict minerals which are necessary to the functionality or production of such products. Conflict minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten.
The Company and Its Products
The Company is a trusted global provider of unified data management and data protection solutions designed to enable small and medium enterprises (“SMEs”), distributed enterprises, and small and medium businesses (“SMBs”) to anticipate and respond to data storage requirements. The Company's data management and data protection solutions provide SMEs, SMBs, distributed enterprises and branch offices with disk-based systems for primary or nearline storage, disk backup and recovery, and software for data management and protection. For long-term storage requirements, the Company offers automated tape solutions for tape backup and archive. For a further discussion of the Company's products, see the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013.
Certain of the Company's tape and disk products that the Company contracts to manufacture contain conflict minerals that are necessary to the functionality or production of such products (“In-Scope Products”).
Reasonable Country of Origin and Due Diligence Process
The Company undertook a reasonable country of origin inquiry regarding the conflict minerals in its In-Scope Products. This reasonable country of origin inquiry was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC (the “Covered Countries”) and whether any of the conflict minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the conflict minerals. In conducting its due diligence, the Company applied guidance from the Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (“OECD Framework”), an internationally recognized due diligence framework.
The Company’s reasonable country of origin inquiry and due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the business of providing unified data management and data protection solutions, the Company does not engage in the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries. Therefore, the Company relies on its direct suppliers to provide information on the origin of conflict minerals contained in the In-Scope Products, including the sources of conflict minerals that are supplied to them from sub-tier suppliers.
The Company’s due diligence measures included:

•	determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company worldwide;

•	adopting a Conflict Mineral Policy;

•
conducting a reasonable country of origin inquiry for “in scope” suppliers to ensure traceability throughout the Company's supply chain to establish the origin of conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template. The EICC/GeSI Conflict Minerals Reporting Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website; and

•	identifying suppliers with incomplete survey data and sending follow-up inquiries to those suppliers.

Due Diligence Results
The Company contacted the direct suppliers for its In-Scope Products and requested that they complete the EICC/GeSI Conflict Minerals Reporting Template. The Company received a majority of responses of its requests for information from these suppliers.
The Company does not have any reason to believe that the In-Scope Products support conflict (i.e., to contain necessary conflict minerals) that directly or indirectly financed or benefited an armed group in the Covered Countries based on the results of the Company's due diligence for the relevant period. However, due to the challenges of tracing a multi-tier supply chain and given that no sourcing information was provided by certain of the Company's suppliers for the In-Scope Products, the Company has concluded that its supply chain remains “DRC conflict undeterminable.” The Company reached this conclusion because it does not have sufficient information from suppliers or other sources to conclude whether conflict minerals in the In-Scope Products originated in the Covered Countries and, if so, whether the conflict minerals were from recycled or scrap sources, were DRC conflict free, or have not been found to be DRC conflict free. Accordingly, the Company is unable to determine and describe the facilities that were used to process the conflict minerals contained in its In-Scope Products or the countries of origin of the conflict minerals contained in those products.
The Company endeavored to determine the mine or location of the origin of the conflict minerals contained in the In-Scope Products with the greatest possible specificity by requesting that the suppliers of those products provide the Company with a completed questionnaire concerning the source of the Conflict Minerals in the components and products sourced from them.
Further Steps in the Company's Due Diligence Process
The Company intends to undertake the following next steps to improve the due diligence process and to gather additional information which will assist the Company to determine whether the conflict minerals it utilizes benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

•	increase the response rate of suppliers’ responses to conflict mineral related inquiries;

•	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

•	attempt to validate supplier responses using information collected from independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program.